CUSIP No. 152418109                                           Page 1 of 25 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                           Page 2 of 25 Pages

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           Financial Edge Fund, L.P.

---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY
---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       113,900
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      113,900
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            113,900
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.8%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 3 of 25 Pages

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           Financial Edge--Strategic Fund, L.P.
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY
---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       23,200
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      23,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            23,200
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.4%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 4 of 25 Pages

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           Goodbody/PL Capital, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       12,168
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      12,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.7%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 5 of 25 Pages

=========== ====================================================================
  1         NAME OF REPORTING PERSON
            Archimedes Overseas, LTD
---------- ---------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3         SEC USE ONLY
---------- ---------------------------------------------------------------------
  4         SOURCE OF FUNDS

            WC, OO
---------- ---------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
---------- ---------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Channel Islands
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       4,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      4,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,000
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.2%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 6 of 25 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       137,100
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      137,100
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            137,100
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.2%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 7 of 25 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Goodbody/PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       16,168
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      16,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 8 of 25 Pages

========== =====================================================================
   1       NAME OF REPORTING PERSON
           John Wm. Palmer
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       153,268
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      153,268
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            153,268
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.2%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                           Page 9 of 25 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Richard J. Lashley
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF, PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      600
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       153,268
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       600
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      153,268
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            153,868
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.2%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                          Page 10 of 25 Pages

========== =====================================================================
   1       NAME OF REPORTING PERSON
           Garrett Goodbody
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      1,000
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       16,168
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       1,000
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      16,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            17,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                          Page 11 of 25 Pages

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           Richard Fates
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      500
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       500
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            500
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            <0.1%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

CUSIP No. 152418109                                          Page 12 of 25 Pages


Item 1.  Security and Issuer

       This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); Archimedes Overseas LTD, a Channel Islands investment company ("Archimedes"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; Garrett Goodbody, Managing Member of Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the "Group."

       This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.  Identity and Background

       (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley, Mr. Garrett Goodbody and Mr. Richard Fates, with respect to the shares of Common Stock beneficially owned by them, as follows:

       (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

       (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

       (3) shares of Common Stock held in the name of Archimedes, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, which has trading and certain other discretionary authority over Archimedes; and

       (4) shares of Common Stock held by Mr. Lashley, Mr. Goodbody and Mr. Fates, as individuals.

       The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody

CUSIP No. 152418109                                          Page 13 of 25 Pages

is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.

       The business address of Archimedes is 40 Swiss Partner, 23
Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

       The business address of Mr. Fates is 95 Rock Maple Avenue, So. Hamilton Avenue, Massachusetts 01982. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

       (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

       In aggregate, the Group owns 155,368 shares, equal to 9.3% of the Common Stock of the Company.

       The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

       The amount of funds expended by Financial Edge Strategic to acquire the 23,200 shares of Common Stock it holds in its name is $504,196. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

       The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

       The amount of funds expended by Archimedes to acquire the 4,000 shares of Common Stock it holds in its name is $83,234. Such funds were provided in part from

CUSIP No. 152418109                                          Page 14 of 25 Pages

Archimedes' available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

       The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

       The amount of funds expended by Mr. Goodbody to acquire the 1,000 shares of Common Stock he holds in his name is $25,620. Such funds were provided from Mr. Goodbody's personal funds.

       The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

       All purchases or sales of Common Stock made by members of the Group using funds borrowed from Bear Stearns or DLJ, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

       The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

       Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization and illiquid stock; (2) infrequent use of stock buybacks;
(3) high efficiency ratio; and (4) below average return on equity. The Group is concerned that Central Bancorp's stock price will remain permanently undervalued even if the factors noted above are addressed, because the Group believes the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

       Despite the Group's concerns about Central Bancorp's long term prospects as an independent company, the Group believes the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, the Group believes that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to investigate the sale of the Company to a larger financial services organization.

CUSIP No. 152418109                                          Page 15 of 25 Pages

       The Group notes that there has been a recent increase in merger activity in the Boston metropolitan area. Based upon recent merger multiples and its understanding of the market area and the Company, it is the Group's opinion that the Company could garner a takeover premium that would be attractive to shareholders and which would exceed any realistically attainable value that the Company might produce by remaining independent.

       On July 25, 2001, the Company announced that it earned $.32 per share for the quarter ended June 30, 2001, a significant decrease from results for the same quarter last year. The Group calculates that the Company's results announced in July equate to a 5.5% return on equity and a return on assets of 0.5%. The Company's results announced in July were significantly below what the Group feels are satisfactory for a company with the deposit base and market area that the Company has.

       On July 26, 2001, the CEO of the Company, John Doherty, agreed to meet with the principals of the PL Capital Group, at a mutually agreeable date in the near future. Members of the Group look forward to meeting with Mr. Doherty and the Company's Board. As of the filing date of this Schedule 13D, Mr. Doherty and the Board of the Company have refused to meet with members of the Group.

       On July 31, 2001, the Group sent a letter to Mr. Doherty, a copy of which is attached as Exhibit 2. The Group's letter responds to a press release issued by the Company on July 26, 2001 and to public statements made by members of the Company to various news services. The letter discusses the Group's concern about what it believes to be various false and misleading statements contained in the Company's press release and calls upon the Company to retract the Press Release, among other things. The Group's letter also calls upon the Board members who currently serve as Trustees of the Company's ESOP to resign, in light of the assertions made in the Company's July 26th press release.

       On October 19, 2001, the Company announced that it earned $.34 per share for the quarter ended September 30, 2001, a 33% decrease from results for the same quarter last year. The Group calculates that the Company's recent results equate to a 5.8% return on equity and return on assets of 0.52%. The Company's results announced in October are significantly below what the Group feels are satisfactory for a company with the deposit base and market area the Company enjoys. Members of the Group sent a letter expressing their concerns about the most recent financial results of the Company to Mr. Doherty on October 25, 2001, a copy of which is attached as Exhibit 3.

       On February 7, 2002 members of the PL Capital Group sent Mr. John Doherty, CEO of the Company and Mr. Joseph Doherty, Chairman of the Company (together, the "Doherty Group"), a letter, a copy of which is attached as
Exhibit 4. The letter calls upon John and Joseph Doherty to meet their public reporting obligations under the laws and regulations of the Securities and Exchange Commission (SEC), by filing a Schedule 13D disclosing that: (1) the Dohertys are a group acting in concert with respect to their collective ownership of Central Bancorp and (2) the Doherty Group has an intention to acquire up to 20% of the Common Stock of the Company. The letter states that the PL Capital Group

CUSIP No. 152418109                                          Page 16 of 25 Pages

intends to pursue legal action against the Dohertys if they do not properly file a Schedule 13D with the SEC. A copy of the letter was also provided to the Corporate Secretary and outside members of the Company's Board of Directors so that they may evaluate the consequences of the Doherty's actions on the Company.

       The Group presently intends to nominate Mr. Goodbody and Mr. Fates for election to the Board of Directors of the Company at the next Annual Meeting of the Company.

       Members of the Group may also, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company.

       Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Company

       The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,671,626, reported as the number of outstanding shares as of November 8, 2001, on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq.

(A)      Financial Edge Fund

       (a)-(b) See cover page.

       (c) Financial Edge Fund made the following purchases of Common Stock in the last 60 days:

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/17/02            2,500               25.49              63,275
-------------- ------------------- --------------------- ------------------
   01/28/02            2,500               25.32              63,300
-------------- ------------------- --------------------- ------------------
   01/30/02           24,000               25.62              620,380
-------------- ------------------- --------------------- ------------------
   1/31/02            14,000               25.80              364,552
-------------- ------------------- --------------------- ------------------

CUSIP No. 152418109                                          Page 17 of 25 Pages

       (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)      Financial Edge Strategic

       (a)-(b) See cover page.

       (c) Financial Edge Strategic made the following purchases of Common Stock in the last 60 days.

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   12/31/01            3,600               24.94              89,897
-------------- ------------------- --------------------- ------------------
   01/15/02            1,700               26.24              44,659
-------------- ------------------- --------------------- ------------------
   01/16/02            2,500               25.05              62,700
-------------- ------------------- --------------------- ------------------

       (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)      Goodbody/PL LP

       (a)-(b) See cover page.

       (c) Goodbody/PL LP made the following purchases of Common Stock in the last 60 days.

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/30/02            2,668               25.95              69,234
-------------- ------------------- --------------------- ------------------

       (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109                                          Page 18 of 25 Pages

(D)      Archimedes

       (a)-(b) See cover page.

       (c) Archimedes made the following purchases of Common Stock in the last 60 days.

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/30/02            1,000               25.85              25,848
-------------- ------------------- --------------------- ------------------

       (d) Goodbody/PL LLC has discretionary authority over Archimedes. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley may be deemed to share with Goodbody/PL LLC voting and disposition power with regard to the shares of Common Stock held by Archimedes.

(E)      PL Capital

       (a)-(b) See cover page.

       (c) PL Capital has made no purchases or sales of Common Stock directly.

       (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)      Goodbody/PL LLC

       (a)-(b) See cover page.

       (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

       (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109                                          Page 19 of 25 Pages

(G)      Mr. John Palmer

       (a)-(b) See cover page.

       (c) Mr. Palmer has made no purchases or sales of Common Stock directly.

(H)      Mr. Richard Lashley

       (a)-(b) See cover page.

       (c) Mr. Lashley made the following purchase of Common Stock in the last 60 days.

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/28/02              500               25.20              12,630
-------------- ------------------- --------------------- ------------------

(I)      Mr. Garrett Goodbody

       (a)-(b) See cover page.

       (c) Mr. Goodbody made the following purchase of Common Stock in the last 60 days.

-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/07/02            1,000               25.60              25,620
-------------- ------------------- --------------------- ------------------

(J)      Mr. Richard Fates

       (a)-(b) See cover page.

       (c) Mr. Fates made the following purchases of Common Stock in the last 60 days..
-------------- ------------------- --------------------- ------------------
     Date        Number of Shares   Price Per Share ($)    Total Cost ($)
-------------- ------------------- --------------------- ------------------
   01/08/02              300               25.85               7,755
-------------- ------------------- --------------------- ------------------
   01/09/02              100               25.69               2,569
-------------- ------------------- --------------------- ------------------
   01/10/02              100               26.23               2,623
-------------- ------------------- --------------------- ------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination for election as a director of Central

CUSIP No. 152418109                                          Page 20 of 25 Pages

Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and
(2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         No.    Description
         ---    -----------
         1      Joint Filing Agreement.*
         2      Letter from The PL Capital Group to the Company, dated July 31,
                 2001.*
         3      Letter from The PL Capital Group to the Company, dated October
                 25, 2001.*
         4      Letter from The PL Capital Group to John Doherty and Joseph
                 Doherty, dated February 7, 2002.


--------------
*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109                                          Page 21 of 25 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2002

                           FINANCIAL EDGE FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           FINANCIAL EDGE-STRATEGIC FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                           -----------------------------------------------------
                           GOODBODY/PL CAPITAL, L.P.

                           By:      GOODBODY/PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                            /s/ Garrett Goodbody
                                            Garrett Goodbody
                                            Managing Member

CUSIP No. 152418109                                          Page 22 of 25 Pages


                           -----------------------------------------------------
                           GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                            /s/ Garrett Goodbody
                                            Garrett Goodbody
                                            Managing Member

                           -----------------------------------------------------
                           ARCHIMEDES OVERSEAS, LTD

                           By:      GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

                                            /s/ Garrett Goodbody
                                            Garrett Goodbody
                                            Managing Member
                           -----------------------------------------------------


By:      /s/ John Palmer
          John Palmer
--------------------------------------------

By:      /s/ Richard Lashley
          Richard Lashley

--------------------------------------------

By:      /s/ Garrett Goodbody
          Garrett Goodbody

--------------------------------------------

By:      /s/ Richard Fates
          Richard Fates

--------------------------------------------